[HUDSON TECHNOLOGIES, INC. LETTERHEAD]

July 30, 2012

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Hudson Technologies, Inc. (the “Company”) Registration Statement on Form S-3 Filed July 3, 2012 File No. 333-182526

Dear Sir/Madam:

The Company hereby requests that the above-referenced Registration Statement be declared effective on August 1, 2012, at 3:00 p.m., Eastern Daylight Time, or as soon thereafter as is practical. In addition, the Company acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff of the Division of Corporation Finance (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, HUDSON TECHNOLOGIES, INC.

By:	/s/ Stephen P. Mandracchia
Stephen P. Mandracchia Vice President Legal & Regulatory